Exhibit 15.4

1

Remuneration Policy Report

Set out in this section is the Company’s proposed new remuneration policy for Directors, which, subject to approval by shareholders, will apply for three years from the conclusion of the RELX PLC AGM to be held on 23 April 2020. The key changes from the previous remuneration policy (which was first published on pages 84 to 90 of the 2016 Annual Reports and Financial Statements and was approved by shareholders at the April 2017 Annual General Meetings) and the rationale for the changes are explained in the Committee Chair’s introduction on pages 88 and 89 of the 2020 Annual Report and Financial Statements.

Remuneration policy table – Executive Directors All

footnotes to the policy table can be found on page 4.

ANNUAL BASE SALARY

Purpose and link to strategy

To recruit and retain the best executive talent globally to execute our strategic objectives at appropriate cost.

Operation

Salaries for Executive Directors are set and reviewed annually by the Remuneration Committee (the Committee) with changes typically taking effect on 1 January. In exceptional circumstances, the Committee may review salaries more frequently.

When reviewing salaries, the Committee considers the executive’s role and sustained value to the Company in terms of skill, experience and overall contribution and the Company’s guidelines for salaries for all employees for the year. Periodically, competitiveness with companies which are comparable in respect of industry, size, international scope and complexity is also considered in order to ensure the Company’s ability to attract and retain executives.

For the last eight years, Executive Directors’ salary increases have been 2.5% per annum.

Performance framework

N/A

Maximum value

Salary increases will continue to be aligned with the range of increases for the wider employee population and subject to annual all-employee guidelines. However, as for all employees, the Committee has discretion to exceed this to take account of individual circumstances such as change in responsibility, increases in scale or complexity of the business, inflation or alignment to market level.

Recovery of sums paid

No provision.

RETIREMENT BENEFITS

Purpose and link to strategy

Retirement plans are part of remuneration packages designed to recruit and retain the best executive talent at appropriate cost.

Operation

Policy for new appointments

Executive Directors appointed after the effective date of this policy will receive pension benefits up to the value equivalent to the maximum level of pension benefits provided under the Company’s regular defined contribution pension plans as may be in effect or amended from time to time (currently capped at 11% of base salary in the UK). The defined contribution pension plans are designed to be competitive and sustainable long-term. Any amount payable may be paid wholly or partly as cash in lieu and may be subject to tax and social security deductions in various jurisdictions.

Transition arrangements for existing Executive Directors

The existing directors will transition from their current arrangements to the above new appointment policy by the end of 2022.

The CFO currently receives a company contribution paid as cash in lieu of pension. The CFO’s company contribution decreased by five percentage points to 20% of base salary from January 2020 and further decreases to 18% from January 2021, to 16% from January 2022 and from the end of 2022, he will be subject to the above new appointment policy (currently capped at 11% of base salary in the UK).

The CEO is a member of a UK legacy defined benefit pension scheme, accruing 1/30th of final year pensionable earnings for each year (pro-rated for part years) of service, with a normal retirement age of 60. In line with all UK defined benefit scheme members, the CEO’s contributions to the plan and fees he pays to participate in the plan (together the ‘Total Plan Fees’) have been increasing annually since 2011. However, the CEO now pays a higher percentage of pensionable earnings as Total Plan Fees in each calendar year than other legacy members. In 2019, his Total Plan Fees were 20% of pensionable earnings, up from 12.5% in 2018. His total Plan Fees are 25% in 2020 and increase to 30% in 2021 and to 35% in 2022. A cap applies of 2% per annum on the increase in the CEO’s pensionable earnings (in place since 2017). Like all other members of the legacy defined benefit pension scheme, the CEO is allowed to switch to the defined contribution plan at any time. At the end of 2022, the CEO will cease to accrue any further benefits under the legacy defined benefit pension scheme. After 31 December 2022, he will be subject to the above new appointment policy (currently capped at 11% of base salary in the UK).

Performance framework

N/A

2

RETIREMENT BENEFITS CONTINUED

Maximum value

Policy

For Executive Directors hired or promoted to the Board after the effective date of this policy, the maximum value is equivalent to the maximum level of pension benefits provided under the Company’s regular defined contribution pension plans as may be in effect or amended from time to time (currently capped at 11% of base salary in the UK).

Transition arrangements for existing Executive Directors

For the current CFO, until 31 December 2022, the maximum values applicable are in accordance with the annual reductions in the company contribution as detailed above under ‘Operation’. After 31 December 2022, he will be subject to the pension policy and maximum value described above for new appointments.

For the current CEO, the maximum value under the legacy defined benefit scheme is an accrual of 1/30th of final year pensionable earnings for every year of service until 31 December 2022, minus his applicable annual Total Plan Fees paid whilst accruing the benefit. As noted above under ‘Operation’, the CEO is subject to increases in the Total Plan Fees which he pays annually as part of his ongoing membership of this scheme until 31 December 2022, after which he will be subject to the pension policy and maximum value described above for new appointments.

Recovery of sums paid

No provision.

OTHER BENEFITS

Purpose and link to strategy

To provide competitive benefits at appropriate cost.

Operation

Other benefits, subject to periodic review, may include private medical and dental cover, life assurance, tax return preparation costs, car benefits, directors’ and officers’ liability insurance, relocation benefits and expatriate allowances and other benefits available to employees generally, including, where appropriate, the tax on such benefits.

Performance framework

N/A

Maximum value

The maximum for ongoing benefits for Executive Directors will not normally exceed 10% of salary (excluding any one-off items, such as immigration support or relocation benefits, and any tax related charge on benefits which is met by the Company). However, the Committee may provide reasonable benefits beyond this amount in exceptional situations, such as a change in the individual’s circumstances caused by the Company, or if there is a significant increase in the cost of providing the agreed benefit.

ANNUAL INCENTIVE PLAN (AIP)

Purpose and link to strategy

The annual incentive provides focus on the delivery of annual financial targets and the achievement of annual objectives and milestones which are chosen to align with the Company’s strategy and create a platform for sustainable future performance. The compulsory deferral of 50% of any annual incentive earned into RELX shares for three years promotes longer-term alignment of Executive Directors’ interests with shareholders’ interests, including an element of post-termination shareholding.

Why performance measures are chosen and how targets are set

Performance measures include a balanced set of financial measures which are appropriately weighted and which support current strategy and incentivise the Executive Directors to achieve the desired outcomes without undue risk of focusing on any one financial measure. The financial targets are designed to be challenging and are set with reference to the previous year’s performance and internal and external forecasts for the following year.

Performance measures may also include non-financial measures, for example linked to sustainability.

Operation

The Committee reviews and sets the financial targets and, if applicable, non-financial targets, annually, taking into account internal forecasts and strategic plans. Following year end, the Committee compares actual performance with the financial targets and assesses the achievement of any non-financial targets. The targets and outcomes are fully disclosed in the Remuneration Report published after year end.

50% of any annual incentive earned is paid in cash to the Executive Director and the remaining 50% is deferred into RELX shares, which are released to the Executive Director after three years. Dividend equivalents accrued during the deferral period are payable in respect of the shares. On a change in control, the default position is that deferred shares are released to the Executive Director. Alternatively, the Committee may determine that deferred shares will instead be exchanged for equivalent share awards in the acquiring company.

3

AIP CONTINUED

Performance framework

The AIP includes financial measures with a weighting of at least 85% and may also include non-financial measures with a weighting of up to 15%. Each measure is assessed separately.

◾	The minimum payout is zero.

◾

Each measure is assessed independently and payout for each measure at threshold is 10% of the maximum opportunity for that measure. If the financial measures have a weighting of 100% and threshold is reached for each of the financial measures, the overall payout for the financial measures is 13.5% of salary. If the financial measures have a weighting of 85% and threshold is reached for each of the financial measures, the overall payout for the financial measures is 11.5% of salary.

◾	Payout for target performance is 135% of salary.

Following an assessment of financial achievement, and scoring of any non-financial measures, the Committee agrees the overall level of earned incentive for each Executive Director.

Committee discretion applies.1,2,3

Maximum value

The maximum potential annual incentive is 200% of annual base salary. This includes the deferred share element but excludes dividend equivalents payable in respect of the deferred shares.

Recovery of sums paid

Claw-back applies.4

LONG TERM INCENTIVE PLAN (LTIP)

Purpose and link to strategy

The Long-Term Incentive Plan (LTIP) is designed to provide a long-term incentive for Executive Directors to achieve the key performance measures that support the Company’s strategy, and to align their interests with shareholders.

Why performance measures are chosen and how targets are set

Our strategic focus is on continuing to transform the core business through organic investment and the build-out of new products into adjacent markets and geographies, supplemented by selective portfolio acquisitions and divestments. The performance measures in the LTIP are chosen to support this strategy by focusing on sustained earnings growth, return on invested capital and shareholder return.

Targets are set with regard to previous results and internal and external forecasts for the performance period and the strategic plan for the business. They are designed to provide exceptional reward for exceptional performance, whilst allowing a reasonable expectation that reward at the lower end of the scale is attainable, subject to robust performance.

Operation

Annual awards of performance shares, with vesting subject to:

◾	performance measured over three financial years

◾	continued employment (subject to the provisions set out in the Policy on payments for loss of office section)

◾	meeting shareholding requirements (450% of salary for the CEO and 300% of salary for the CFO)

Executive Directors are to retain their net (after tax) vested shares for a holding period of two years after vesting.

Dividend equivalents accrued during the performance period are payable in respect of the performance shares that vest.

On a change of control, the default position is that awards vest on a pro-rated basis, subject to an assessment of performance against targets at that time. Alternatively, the Committee may determine that the awards will not vest and will instead be exchanged for equivalent awards in the acquiring company.

Performance framework

The performance measures are EPS, ROIC and relative TSR, weighted 40%:40%:20% respectively and assessed independently, such that a payout can be received under any one of the measures (or, for TSR, in respect of one of the three comparator groups).

◾	The minimum payout is zero.

◾

Each measure is assessed independently and payout for each measure at threshold is 25% of the maximum opportunity for that measure. If only one measure vests at threshold, and it has a weighting of 40%, then the overall payout would be 10% of the maximum award. If only one measure with a weighting of 20% vests at threshold, the overall payout would be 5% of the maximum award.

◾	Payout in line with expectations is 50% of the maximum award.

Dividend equivalents are not taken into account in the above payout levels.

Committee discretion applies.1,2,3

Maximum value

The maximum grant in any year is up to 450% of base salary for the CEO and up to 375% of base salary for other Executive Directors (not including dividend equivalents).

Recovery of sums paid

Claw-back applies.4

4

Notes to the Remuneration policy table

(1)

Discretion in respect of AIP and LTIP payout levels: In determining the level of payout under the AIP and vesting under the LTIP, the Committee takes into account RELX’s overall business performance and value created for shareholders over the period in review and other relevant factors. It has discretion to adjust the vesting and payout levels (subject always to the maximum individual limits) if it believes this would result in a fairer outcome. This discretion will only be used in exceptional circumstances and the Committee will explain in the next Remuneration Report the extent to which it has been exercised and the reasons for doing so.

(2)

Discretion to vary performance measures under the AIP and the LTIP: The Committee may vary the financial measures applying to a current annual incentive year and performance measures for LTIP awards already granted if a change in circumstances leads it to believe that the arrangement is no longer a fair measure of performance. Any new measures will not be materially less, or more, challenging than the original ones.

(3)

Discretion on termination of employment under the AIP and the LTIP: The Committee’s discretion on termination of employment is described under the ‘Policy on payments for loss of office’ section on page 6.

(4)

Malus and claw-back under the AIP and the LTIP: Under the AIP and the LTIP, the Committee has discretion to apply malus and claw-back (i) if the payout (including the AIP deferred shares element) was calculated on the basis of materially misstated financial or other data, in which case it can withhold a payout and can seek to recover the difference in value between the incorrect payout and the amount that would have been paid had the correct data been used or (ii) if there has been serious misconduct on the part of the individual, in which case the Committee may withhold an AIP payout, lapse unvested LTIP awards and may require repayment of AIP and LTIP gains arising during a specified period. Under the LTIP, the Committee also has discretion to apply malus and claw-back if a participant breaches post-termination restrictive covenants, in which case unvested awards would lapse and the Committee may require repayment of gains arising during the period beginning six months before termination and ending on the date the post-termination restrictive covenants are stated to expire.

(5)

Explanation of differences between the Company’s policy on Executive Directors’ remuneration and the policy for other employees: Incentives: A larger percentage of Executive Directors’ remuneration is performance related than that of other employees. All managers participate in an annual incentive plan, but participation levels, measures and targets vary according to their role, seniority and local business priorities. Approximately 100 senior executives currently participate in the LTIP and about 1,000 participate in the Executive Share Option Scheme (ESOS). Grant levels under the plans vary according to role and seniority. In considering the remuneration policy for Executive Directors, under which the Executive Directors only participate in the AIP and the LTIP, the Committee considered the incentive plan participation for the wider senior management population. Other benefits: The range and level of retirement and other benefits provided to employees may vary according to local market practice, role and seniority. This is to ensure that we provide competitive packages which are appropriate to specific roles. However, as noted above in the pension section of the policy table, the proposed policy on Executive Directors’ pension arrangements results in alignment of the maximum values of pension benefits for newly appointed Executive Directors and the wider workforce following shareholder approval of the remuneration policy and for existing Executive Directors by the end of 2022.

(6)

Changes to pay components: The changes which were made since the previous remuneration policy, together with the rationale for the changes, are described in the Committee Chair’s introduction on pages 88 and 89 of the 2020 Annual Report and Financial Statements.

Remuneration outcomes in different performance scenarios

The Committee considers the level of remuneration that may be paid in the context of the performance delivered and value added for shareholders. The charts below are an illustration of how the CEO’s and CFO’s regular annual remuneration could vary under different performance scenarios. The salary, benefits and pension levels are the same in all three scenarios in each chart. Salary is based on 2020 salary. Benefits is based on the 2019 Single Total Figure table. Pension, annual incentive and LTIP are all based on full implementation of all aspects of the policy table’s award levels and percentages (including 11% pension), applied to the 2020 salary. Annual incentive amounts include the portion which is subject to compulsory deferral into RELX shares for three years. The performance assumptions which have been used are as follows: Minimum means no AIP payout and no LTIP vesting. In line with expectations means AIP payout at 135% of salary (of which a portion is deferred into shares) and LTIP vesting at 50% of the award. Maximum means AIP payout at 200% of salary (of which a portion is deferred into shares) and LTIP vesting at 100% of the award. The three bars in each chart assume no share price movement. As required by the UK Regulations, assuming maximum performance achievement (as described above) and 50% share price growth over the performance period, the CEO’s maximum remuneration would increase to £12.7m and the CFO’s maximum remuneration to £6.6m. Any dividend equivalents payable in respect of the AIP deferred shares and the LTIP are not included.

5

Approach to recruitment remuneration – Executive Directors

When agreeing the components of a remuneration package on the appointment of a new Executive Director, or an internal promotion to the Board, the Committee would seek to align the package with the remuneration policy stated in the policy table.

The Committee’s general principle on recruitment is to offer a competitive remuneration package to attract high-calibre candidates from a global talent pool. Basic salary would be set at an appropriate level for the candidate, taking into account all relevant factors. As a data analytics and technology-driven business, with half of its revenue in the US, the Company primarily competes for talent with global information and technology companies.

The various components and the Company’s approach are as follows:

Standard package on recruitment*

To offer remuneration in line with the policy table (including the limits), taking into account the principles set out above.

Compensation for forfeited entitlements

The Committee may make awards and payments on hiring an external candidate to compensate him or her for entitlements forfeited on leaving the previous employer. If such a decision is made, the Committee will attempt to reflect previous entitlements as closely as possible using a variety of tools, including cash and share based awards. Malus and claw-back provisions will apply where appropriate. If necessary to facilitate the grant of awards, the Committee may rely on the one person exemption from shareholder approval in the UK Listing Rules.

Relocation allowances and expenses

The type and size of relocation allowances and expenses will be determined by the specific circumstances of the new recruit.

*	The standard package comprises annual base salary, retirement benefits, other benefits, AIP and LTIP.

Shareholding requirement

The Executive Directors are subject to shareholding requirements. These are a minimum of 450% of annual base salary for the CEO and 300% of annual base salary for other Executive Directors. On joining or promotion to the Board, Executive Directors are given a period of time, typically up to five years, to build up to their requirement. On termination of employment, Executive Directors are to maintain their full shareholding requirement (or, if lower, their actual level of shareholding at the time of leaving) for two years after leaving employment.

Shares which count for shareholding purposes are shares beneficially owned by the Executive Director, their spouse, civil partner or dependent child and AIP deferred shares which are within their three-year deferral period, on a notional net of tax basis.

Policy on payments for loss of office

In line with the Company’s policy, the service contracts of the existing Executive Directors contain 12-month notice periods.

The circumstances in which an Executive Director’s employment is terminated will affect the Committee’s determination of any payment for loss of office, but it expects to apply the principles outlined in the table on the next page. The Committee reserves the right to depart from these principles where appropriate in light of any taxation requirements to which the Company or the Executive Director is subject (including, without limitation, section 409A of the US Internal Revenue Code), or other legal obligations.

6

Policy on payments for loss of office (continued)

GENERAL[1]	INCENTIVES
Mutually agreed termination/termination by the Company other than for cause[2]
(includes retirement with customary notice)

The Executive Director would be entitled to salary, benefits and other contractual payments in the normal way up to the termination date and would be paid for any accrued but untaken holiday.

Salary: Payment of up to 12 months’ salary to reflect the notice period or payment in lieu of notice.

Other benefits: Where possible, benefits would be continued for up to the duration of any unworked period of notice (not exceeding the maximum stated in the policy table) or the Executive Director would receive a cash payment (not exceeding the cost to the Company of providing those benefits).

Pension: Deferred or immediate pension in accordance with scheme rules, with a credit in respect of, or payment for up to, the full period of any unworked period of notice. There is provision under the defined benefit pension scheme for members leaving Company service by reason of permanent incapacity to make an application to the scheme trustee for early payment of their pension.

Other: The Company may pay compensation in respect of any statutory employment rights and may make other appropriate and customary payments.

The Company would have due regard to principles of mitigation of loss. Reductions would be applied to reflect any portion of the notice period that is worked and/or spent on gardening leave.

On injury, disability, ill-health or death, the Committee reserves the right to vary the treatment outlined in this section.

Annual incentive: Any unpaid annual incentive for the previous year and a pro-rata payment in respect of the part of the financial year up to the termination date would generally be payable (subject to the deferral provisions), with the amount being determined by reference to the original performance criteria. However, the Committee has discretion to decide otherwise depending on the reason for termination and other specific circumstances. The Company would not pay any annual incentive in respect of any part of the financial year following the termination date (e.g. for any unworked period of notice). AIP deferred shares would be released to the Executive Directors in full at the end of the deferral period. The annual incentive claw-back provisions would apply.

LTIP: The default position is that unvested LTIP awards would be pro-rated to reflect time employed and would vest subject to performance measured at the end of the relevant performance period and subject to the Executive Director continuing to meet his full shareholding requirement for two years after the termination date. The Committee has discretion to allow unvested LTIP awards to vest earlier and to adjust the application of time pro-rating and performance conditions, subject to the plan rules. The requirement to retain net (after tax) vested LTIP shares for a holding period of two years after vesting ceases to apply on termination of employment.

Employee instigated resignation

The Executive Director would not receive any payments for loss of office. The Executive Director would be entitled to salary, benefits and other contractual payments in the normal way up to the termination date and would be paid for any accrued but untaken holiday.

Pension: A deferred or immediate pension would be payable in accordance with the scheme rules.

Annual incentive: The Executive Director would be entitled to receive an annual incentive for a completed previous year (subject to the deferral provisions), but not a pro-rated annual incentive in respect of a part year up to the termination date, unless the Committee decides otherwise in the specific circumstances. Any AIP deferred shares would be released to the Executive Director in full at the end of the deferral period. Annual incentive claw-back provisions would apply.

LTIP: All outstanding LTIP awards would lapse on the date of notice.

Dismissal for cause

The Executive Director would be entitled to salary, benefits and other contractual payments in the normal way up to the termination date and would be paid for any accrued but untaken holiday but would not receive any payments for loss of office.

Pension: A deferred or immediate pension would be payable in accordance with the scheme rules.

Annual incentive: The Executive Director would not receive any unpaid annual incentive. Any AIP deferred shares lapse on the date of dismissal.

LTIP: All outstanding LTIP awards would lapse on the date of dismissal.

(1)

In addition to what is set out in this section, on termination for any reason, Erik Engstrom will be entitled to payment of amounts held in his ‘Retirement Account’. Before he joined the Company’s UK defined benefit scheme, he was not a member of any company pension scheme and RELX made annual contributions of 19.5% of base salary to a deferred compensation plan. Contributions to this Retirement Account ceased when he became a member of the UK defined benefit arrangement.

(2)

In cases where the approved leaver treatment applies, the AIP and LTIP have a default position as well as giving the Committee discretion to adjust the default treatment within certain parameters. The Committee would only expect to exercise such discretion where the Committee believes the personal circumstances of the Executive Director so require.

7

Remuneration policy table – Non-Executive Directors

FEES

Purpose and link to strategy

To enable RELX to recruit Non-Executive Directors with the right balance of personal skills and experience to make a major contribution to the Board and Committees of a global business which is listed in London, Amsterdam and New York.

Operation

RELX Chair: Receives an aggregate annual fee with no additional fees, for example, Committee Chair fees. The Committee determines the Chair’s fee on the advice of the Senior Independent Director.

Other Non-Executive Directors: Receive an annual fee with additional fees payable as appropriate for specific roles and duties. These additional fees include fees for the Senior Independent Director and Committee Chairs, for membership of Board Committees, as well as a workforce engagement fee and international travel fees. In future, other fees may be payable, for example attendance fees. The Board determines the level of fees, subject to applicable law.

Fees may be reviewed annually, although in practice they have changed on a less frequent basis. When reviewing fees, consideration is given to the time commitment required, the complexity of the role and the calibre of the individual. Periodically, comparative market data is also reviewed, the primary source for which is the practice of FTSE 30 companies, with reference also to the Euronext Amsterdam (AEX) index and US-listed companies.

Maximum value

The aggregate annual fee limit for fees paid to the Chair and the Non-Executive Directors is £2m. Additional fees for membership of or chairing Board Committees and assuming additional responsibilities such as acting as Senior Independent Director, are not subject to this maximum limit.

OTHER BENEFITS

Purpose and link to strategy

To provide competitive benefits at appropriate cost.

Operation

Other benefits for Non-Executive Directors are reviewed periodically and may include private medical cover, tax return preparation costs, secretarial benefits, car benefits, travel and related subsistence costs, including, where appropriate, the tax on such benefits.

Maximum value

There is no prescribed maximum amount.

Approach to recruitment remuneration – Non-Executive Directors

Following recruitment, a new Non-Executive Director will be entitled to fees and other benefits in accordance with the Company’s remuneration policy. No additional remuneration is paid on recruitment. However, any reasonable expenses incurred during the recruitment process will be reimbursed.

Policy on payments for loss of office – Non-Executive Directors

In addition to unpaid accrued fees, the Non-Executive Directors are entitled to receive one month’s fees for loss of office if their appointment is terminated before the end of its term.

Service contracts and letters of appointment

There are no further obligations in the Directors’ service contracts and letters of appointment which are not otherwise disclosed in this Report which could give rise to a remuneration payment or loss of office payment. All Directors’ service contracts and letters of appointment are available for inspection at the Company’s registered office. The Executive Directors’ service contracts do not have a fixed expiry date.

Consideration of employment conditions elsewhere in the Company

When the Committee reviews the Executive Directors’ salaries annually, it takes into account the Company’s guidelines for salaries for all employees in the Company’s major operating locations for the forthcoming year. The Committee also considers market practice in the FTSE 30 as well as pay practices of other global information and technology companies when determining the quantum and structure of Directors’ pay.

Since 2019, the Committee annually reviews various aspects of workforce remuneration and related policies in order to deepen its understanding of pay structures throughout the organisation.

Also since 2019, our designated non-executive director responsible for workforce engagement meets with employees representing our global employee population in order to understand a wide-range of employee views on a variety of topics. The feedback is reported back to the Board at least once per year and forms part of the Board’s discussions and decision making. As part of this process, the non-executive director responsible for workforce engagement explains how executive remuneration aligns with wider pay policy.

Consideration of shareholder views

Our practice is to consult shareholders and consider their views when formulating, or changing, our policy. The Committee consulted extensively with shareholders (representing c60% of the Company’s issued share capital) and shareholder representative bodies on the proposed new remuneration policy. We were grateful for the constructive feedback, which was taken into account in our final proposals.

Previous remuneration policy and prior commitments

Any payments which are still to be made under arrangements made and awards granted under previous remuneration policies (which are included in the 2013 and 2016 Annual Reports and Financial Statements) will be made consistent with the applicable policy. The provisions of the previous policies which relate to arrangements and awards granted under those previous policies will therefore continue to apply until all payments in relation to those arrangements and awards have been made. The Committee also reserves the right to make any remuneration or loss of office payments if the terms were agreed prior to the approval of the 2013 or 2016 policy or prior to an individual being appointed as a Director.

Minor amendments

The Committee may make minor amendments for regulatory, tax or administrative purpose.